EXHIBIT 21.1

PrimeSource Healthcare, Inc. Subsidiaries

1.	Cathtec, Inc., a Massachusetts corporation (not operational).

2.	Fiber Imaging Technologies, Inc., a Massachusetts corporation (not operational).

3.	CardioDyne, Incorporated, a Massachusetts corporation (not operational).

4.	PrimeSource Surgical, Inc., a Delaware corporation.

5.	Bimeco, Inc., a Florida corporation.

6.	Ruby Merger Sub, Inc., a Delaware corporation.

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